Exhibit 23.1
Consent of Independent Public Accounting Firm

We consent to the use of our report dated October 19, 2021, with respect to the consolidated statement of revenues and certain expenses of RH Joint Ventures, LLC and subsidiaries, for the year ended December 31, 2020, and the related notes (the Statement) included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to the fact that the Statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of revenues and expenses.

/s/ KPMG LLP
Chicago, Illinois
October 25, 2021